August 24, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Branch Chief Norman von Holtzendorff, Attorney-Advisor

RE:	SkyPeople Fruit Juice, Inc. Registration Statement on Form S-1 File No. 333-166194

Acceleration Request

Requested Date:	August 24, 2010

Requested Time:	5:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skypeople Fruit Juice, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-166194) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Richard Kline and Laura Luo of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Re: Skypeople Fruit Juice, Inc.
August 24, 2010

We request that we be notified of the effectiveness of the Registration Statement by telephone to our counsel Laura Luo of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at her US mobile phone at 650-521-7365 or her China mobile phone at 011-86-136-216-215-72.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Laura Luo via facsimile at (650) 493-6811.

Sincerely,

Skypeople Fruit Juice, Inc.

By:	/s/Yongke Xue
Yongke Xue
Chief Executive Officer